UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

Destination Maternity Corporation
(Name of Issuer)

Comon Stock, Par Value $.01
(Title of Class of Securities)

25065D100
(CUSIP Number)

February 11, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

* This filing amends the Form 13G dated June 2, 2008 with respect to the Common Stock of Mothers Work, Inc. (CUSIP Number 619903107).  Effective December 8, 2008, Mothers Work, Inc (the “issuer”) changed its corporate name from “Mothers Work, Inc.” to “Destination Maternity Corporation.”  The name change was effected pursuant to Section 253 of the Delaware General Corporation Law by merging a wholly-owned subsidiary of the registrant with and into the issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 25065D100

1.	Names of Reporting Persons

MFP Partners, L.P.(1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power

	6.	Shared Voting Power 286,519

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 286,519

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,519

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions)
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

Page 2 of 7 pages

CUSIP No. 25065D100

1.	Names of Reporting Persons

MFP Partners, LLC1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power

	6.	Shared Voting Power 286,519

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 286,519

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,519

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions)
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

Page 3 of 7 pages

CUSIP No. 25065D100

1.	Names of Reporting Persons

Michael F. Price1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Michael F. Price is a citizan of the United States of America.

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power

	6.	Shared Voting Power 286,519

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 286,519

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,519

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions)
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

Page 4 of 7 pages

CUSIP No. 25065D100

Item 1.
(a)	Name of Issuer
Destination Maternity Corporation (formerly Mother’s Work, Inc.)
(b)	Address of Issuer's Principal Executive Offices

456 North 5th Street
Philadelphia, PA 19123
Item 2.
(a)	Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Michael F. Price

(b)	Address of Principal Business Office or, if none, Residence
667 Madison Avenue, 25th Floor
New York, NY 10065
(c)	Citizenship
MFP Partners, L.P. and MFP Investors LLC are each organized under the laws of the state of Delaware. Michael F. Price is a citizen of the United States of America.
(d)	Title of Class of Securities
Common Stock, par value $.01 per share
(e)	CUSIP Number
25065D100
Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership

MFP Partners, L.P. has the shared power to vote 286,519 shares (4.5%) of the common stock of the issuer.  As the general partner of MFP Partners, L.P., MFP Investors LLC is deemed to own 286,519 shares (4.5%) of the common stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
MFP Investors LLC manages investments for several clients, including MFP Partners, L.P., none of which owns more than 5% of the common stock of the issuer.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.

Page 5 of 7 pages

CUSIP No. 25065D100

Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011
Date

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature

Name:	Michael F. Price

Page 6 of 7 pages

CUSIP No. 25065D100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of the issuer, and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 11th day of February, 2011.

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

Michael F. Price

/s/ Michael F. Price
Signature

Name:	Michael F. Price

Page 7 of 7 pages